Exhibit 99.1

Transition Therapeutics Announces Fiscal 2014 Year End Financial Results

TORONTO, ON, September 25, 2014 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a biopharmaceutical development company advancing novel therapeutics for CNS and metabolic disease indications, today announced its financial results for the year ended June 30, 2014.

Selected Highlights

Highlights for the Company during the year ended June 30, 2014 and up to the date of this MD&A include the following:

ELND005:

•	April 7, 2014 – Transition provided a clinical development update and announced the decision to focus ELND005 development on the completion of current Phase 2 clinical studies in Agitation and Aggression in Alzheimer’s disease and a Phase 2a study in Down syndrome. A decision was also made to discontinue the clinical study of bipolar subjects following a commercial assessment of the size and length of the bipolar study, and costs and timelines for its completion. This decision was not based on any analysis of efficacy data and there were no adverse safety findings that contributed to this decision;

•	February 28, 2014 – Transition announced the acquisition of an Irish domiciled company, the holder of all the development and commercialization rights of neuropsychiatric drug candidate, ELND005. Going forward, Transition’s wholly owned subsidiary, Transition Therapeutics Ireland Limited, will be responsible for all future development and commercialization activities of the ELND005 drug candidate. In parallel with this acquisition, Perrigo Company plc “(Perrigo”) has invested US$15 million and received 2,255,640 Transition common shares representing approximately a 7% ownership stake in Transition. Perrigo will also be eligible to receive up to US$40 million in approval and commercial milestone payments and a 6.5% royalty on net sales of ELND005 products and sublicense fees received;

•	December 18, 2013 – Perrigo completed its acquisition of Elan Pharmaceuticals and all its subsidiaries. With this acquisition, Perrigo acquired all the rights and obligations of Elan under the collaboration agreement with Waratah, a wholly-owned subsidiary, for the development and commercialization of ELND005;

•	September 4, 2013 - Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2a clinical study of ELND005 in Down syndrome;

•	July 17, 2013 - Transition announced that the US Food and Drug Administration (“FDA”) has granted Fast Track Designation to the development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms (“NPS”) in Alzheimer's disease (“AD”). The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets their criteria for Fast Track Designation.

TT401:

•	May 15, 2014 – Transition announced the dosing of the first patient in a Phase 2 clinical study of TT401 (LY2944876), a drug candidate for the treatment of type 2 diabetes. The study is expected to enroll up to 375 type 2 diabetes subjects and will be performed by Transition's development partner, Eli Lilly and Company ("Lilly"). The objectives of the study will be to evaluate the safety and effectiveness of TT401 compared to once-weekly exenatide extended release and placebo.

•	April 7, 2014 – Transition provided a clinical development update and announced that a Phase 2 study of TT401 is in the final preparation stage with dosing expected to commence in calendar Q2 2014.

Corporate Developments:

•	June 23, 2014 – Transition announced the closing of the private placement involving Jack W. Schuler, Larry N. Feinberg, Oracle Investment Management, certain Transition Board members, management and other existing shareholders of US$17 million by purchasing 3,195,487 units of the Company at a price of US$5.32 per unit;

•	February 28, 2014 – In parallel with the re-acquisition of the ELND005 rights, Transition announced that Perrigo has invested US$15 million and received 2,255,640 Transition common shares representing approximately a 7% ownership stake in Transition;

•	August 15, 2013 - Transition announced the closing of the private placement involving Jack W. Schuler, Larry N. Feinberg, Oracle Investment Management, certain Transition Board members, management and other existing shareholders of US$11 million by purchasing 2,625,300 units of the Company at a price of US$4.19 per unit.

Financial Liquidity

At June 30, 2014, the Company’s cash and short term investments were $60,271,566. During fiscal 2014, the Company raised gross proceeds of approximately US$43 million.

In light of the financing initiatives undertaken during fiscal 2014, the Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

Financial Review

During the year ended June 30, 2014, the Company recorded a net loss of $21,782,255 ($0.72 loss per common share) compared to net income of $23,297 ($0.00 income per common share) for the year ended June 30, 2013.

During the comparative year ended June 30, 2013, the Company recognized $17,933,500 as revenue which represents the milestone payment of $10,815,200 (US$11,000,000) received from Elan upon their commencement of the next ELND005 clinical trial and the milestone payment of $7,118,300 (US$7,000,000) received from Lilly upon exercising its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401.

Revenue is nil in the year ended June 30, 2014 compared to $17,933,500 for the year ended June 30, 2013.

Research and development expenses increased $8,504,513 or 96% from $8,862,872 for the fiscal year ended June 30, 2013 to $17,367,385 for the fiscal year ended June 30, 2014. The increases in research and development expenses are primarily due to increases in clinical development costs related to the re-acquired rights to the drug candidate ELND005 as well as the costs associated with the pre-clinical research on TT601. The increase in research and development costs have been partially offset by decreases in clinical development costs associated with diabetes drug candidate TT401/TT402 as well as decreased amortization resulting from the write off of the TT301/302 technology.

General and administrative expenses increased by $1,168,782 or 33% from $3,557,792 for the fiscal year ended June 30, 2013 to $4,726,574 for the fiscal year ended June 30, 2014. The increases in general and administrative expenses are primarily due to increases in legal and professional fees as well as increased business and corporate development activities.

Impairment of intangible assets is nil for the year ended June 30, 2014 compared to $6,545,821 for the year ended June 30, 2013. During the year ended June 30, 2013, the Company decided to no longer develop TT301 and TT302, the compounds acquired from NMX. Accordingly, the Company has recognized an impairment loss of $6,545,821.

During fiscal 2014, the Company recognized an expense of $3,096,186 as a settlement of a pre-existing relationship relating to the collaboration agreement with Elan. The Company did not recognize a settlement during the comparative year ended June 30, 2013.

Contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Accordingly, the Company has recognized a change in fair value of contingent consideration payable of $2,911,218 during the year ended June 30, 2014. There was no change in fair value recognized during the comparative period ended June 30, 2013.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

As at

In Canadian Dollars	June 30, 2014	June 30, 2013

Assets
Current assets
Cash	57,212,004	23,067,937
Short term investments	3,059,562	5,057,702
Other receivables	220,514	35,792
Investment tax credits receivable	212,393	180,652
Prepaid expenses and deposits	36,656	359,164
	60,741,129	28,701,247

Non-current assets
Property and equipment	158,926	168,034
Intangible assets	8,007,181	8,938,674
Total assets	68,907,236	37,807,955

Liabilities
Current liabilities
Trade and other payables	5,963,258	874,149
Current portion of contingent consideration payable	-	2,321,373
	5,963,258	3,195,522

Non-current liabilities
Contingent consideration payable	3,838,286	1,434,958
Leasehold inducement	11,432	22,863
Total liabilities	9,812,976	4,653,343

Equity attributable to owners of the Company
Share capital	207,374,493	165,367,524
Warrants	5,176,397	-
Contributed surplus	14,768,221	14,768,002
Share-based payment reserve	2,866,292	2,352,002
Accumulated other comprehensive income	24,028	-
Deficit	(171,115,171)	(149,332,916)
Total equity	59,094,260	33,154,612

Total liabilities and equity	68,907,236	37,807,955

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the years ended June 30, 2014 and 2013

In Canadian Dollars	2014	2013

Revenues
Licensing fees	-	17,933,500

Expenses
Research and development	17,367,385	8,862,872
Selling, general and administrative expenses	4,726,574	3,557,792

Change in fair value of contingent consideration payable	(2,911,218)	-
Settlement of pre-existing relationship	3,096,186	-
Impairment of intangible assets	-	6,545,821
	22,278,927	18,966,485
Operating loss	(22,278,927)	(1,032,985)
Interest income	220,119	146,209
Foreign exchange gain	284,523	910,073
Loss on disposal of property and equipment	(7,970)	-
Net income (loss) for the year	(21,782,255)	23,297
Other comprehensive income (loss) for the year
Items that may be subsequently reclassified to net income:
Cumulative translation adjustment	24,028	-
Comprehensive income (loss) for the year	(21,758,227)	23,297
Basic and diluted net income (loss) per common share	(0.72)	0.00

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Nicole Rusaw
Chairman & Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.202
tcruz@transitiontherapeutics.com	nrusaw@transitiontherapeutics.com